Exhibit 99.2

NEWS RELEASE
TSX: LAC • NYSE: LAC
www.lithiumamericas.com

Lithium Americas Provides an Update on GM Investment

(All amounts in US$ unless otherwise indicated)

August 30, 2024—Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) announces the Company and General Motors Holdings LLC (“GM”) have agreed to extend the outside date for the second tranche subscription agreement until the end of the year. Along with the extension, GM has reaffirmed its intention to complete the additional $330 million investment to support development of Thacker Pass, which is the largest known Measured and Indicated lithium resource in North America.

“Our relationship with GM has been built on collaboration and a mutual goal to develop a robust domestic lithium supply chain,” said Jonathan Evans, President and CEO of Lithium Americas. “We are fortunate to have GM’s partnership as we finalize the DOE Loan and GM investment prior to making the final investment decision later this year.”

During this time, the parties will explore alternative structures for GM’s additional investment in a mutually beneficial manner. As such, the Company has agreed to forbear making a unilateral election to close the second tranche investment until December 20, 2024, to provide time for such discussions to take place. GM’s investment is subject to the conditions precedent set forth in the second tranche subscription agreement, including the execution of the loan agreement for the $2.26 billion loan from the U.S. Department of Energy (“DOE”) under the Advanced Technology Vehicles Manufacturing (“ATVM”) Loan Program for which the DOE provided a conditional commitment (the “DOE Loan”). The unilateral election of the Company to close the second tranche investment after December 20, 2024, must be accompanied by the grant to GM of additional rights related to Phase 21 of Thacker Pass. The Company continues to work closely with the DOE and expects to close the DOE Loan and additional GM investment by the end of the year.

BACKGROUND

On January 30, 2023, Old LAC2 entered into a purchase agreement with GM, pursuant to which GM agreed to make a $650 million equity investment (the “Transaction”), the proceeds of which are to be used for the construction and development of Thacker Pass. The Transaction is comprised of two tranches, a first tranche investment of $320 million (the “Tranche 1 Investment”) and a second tranche investment of up to $330 million (the “Tranche 2 Investment”). The Tranche 1 Investment closed on February 16, 2023. On October 3, 2023, pursuant to the Separation, the full amount of the remaining unspent proceeds of the Tranche 1 Investment were included in the net assets distributed by Old LAC to the Company.

As the Separation was completed before the closing of the Tranche 2 Investment, on October 3, 2023, the agreement for the Tranche 2 Investment in Old LAC was terminated and replaced by a corresponding subscription agreement between GM and the Company whereby the proceeds of the Tranche 2 Investment will be received by the Company.

[1]	Phase 2 is the second phase of production at Thacker Pass, targeting an additional 40,000 tonnes per annum (“tpa”) of battery-grade lithium carbonate, for total production capacity of 80,000 tpa.
[2]

Old LAC is now named Lithium Americas (Argentina) Corp., pursuant to a separation transaction that was undertaken on October 3, 2023 (the “Separation”), when the Company acquired ownership of Old LAC’s North American business assets and investments.

ABOUT LITHIUM AMERICAS

Lithium Americas is committed to responsibly developing the 100%-owned Thacker Pass project located in Humboldt County in northern Nevada, which hosts the largest known Measured and Indicated lithium resource in North America. The Company is focused on advancing Thacker Pass Phase 1 toward production; targeting nameplate capacity of 40,000 tpa of battery-quality lithium carbonate. The Company and its engineering, procurement and construction management contractor, Bechtel, entered into a National Construction Agreement (Project Labor Agreement) with North America’s Building Trades Unions for construction of Thacker Pass. The three-year construction build is expected to create approximately 1,800 direct jobs. Lithium Americas’ shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol LAC. To learn more, visit www.lithiumamericas.com or follow @LithiumAmericas on social media.

INVESTOR CONTACT

Virginia Morgan, VP, IR and ESG

+1-778-726-4070

ir@lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information” (“FLI”)). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,” “continues,” “estimate,” “expect,” “may,” “will,” “projects,” “predict,” “proposes,” “potential,” “target,” “implement,” “scheduled,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this news release includes, but is not limited to, expectations regarding completion of the Tranche 2 Investment and the DOE Loan; expectations regarding any alternative structures of the Tranche 2 Investment; the expected timetable for completing the Tranche 2 Investment; expectations related to the construction build, job creation and nameplate capacity as well as other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. FLI reflects the Company’s current views about future events, and while considered reasonable by the Company as of the date of this news release, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation, the completion of the DOE Loan prior to the end of 2024 and the absence of material adverse events affecting the Company during this time; the ability of the Company to satisfy all closing conditions for the Tranche 2 Investment and complete the Tranche 2 Investment in a timely manner; as well as assumptions concerning general economic and industry growth rates, commodity prices, resource estimates, currency exchange and interest rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLI are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

Readers are cautioned that the foregoing lists of factors are not exhaustive. There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein and in the Company’s filings with securities regulators.

The FLI contained in this news release is expressly qualified by these cautionary statements. All FLI in this news release speaks as of the date of this news release. The Company does not undertake any obligation to update or revise any FLI, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent Annual Report on Form 20-F and most recent management’s discussion and analysis for our most recently completed financial year and, if applicable, interim financial period, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All FLI contained in this news release is expressly qualified by the risk factors set out in the aforementioned documents.